AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 13, 2003
REGISTRATION NO. 33- _______________

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM S-2

REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

SCOLR, INC.

(Exact name of registrant as specified in its charter)

Delaware	91-1689591
(State of Incorporation)	(I.R.S. Employer Identification No.)

8340 – 154th Avenue NE
Redmond, Washington 98052-3864
(425) 883-9518
(Address and telephone number of registrant’s principal executive offices)

Daniel O. Wilds, President & Chief Executive Officer	Copies to:
SCOLR, Inc.	Alan M. Mitchel
8340 – 154th Avenue NE	Brent L. Jones
Redmond, Washington 98052-3864	GARVEY SCHUBERT BARER
(425) 883-9518 ext. 308	1191 Second Avenue, 18th Floor
(Name, address, including zip code, and	Seattle, Washington 98101-2939
telephone number, including area code, of agent for service)	(206) 464-3939

     Approximate date of commencement of proposed sale to the public: From time to time as described in the prospectus.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.☒

     If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. ☒

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registrations statement number of the earlier effective registration statement for the same offering. ☐

     If this Form is a post-effective amendment pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. ☐

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

Calculation of Registration Fee

Title of		Proposed maximum	Proposed maximum
securities to be	Amount to be	offering price per	aggregate offering	Amount of
registered	registered	unit	price	registration fee

Common Stock, par value $0.001 per share	9,590,660 (1)	$2.09 (2)	$20,044,479 (2)	$1,622.00 (2)

(1) This registration statement also includes an indeterminate number of shares of common stock which may be issued pursuant to the antidilution provisions of convertible notes and warrants held by selling stockholders.

(2)  Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c). Represents the average of the high and low sales prices of our common stock for August 6, 2003 as reported on the Over the Counter Bulletin Board.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is incomplete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED _________, 2003

PROSPECTUS

SCOLR, INC.

9,590,660 SHARES OF COMMON STOCK

     This prospectus relates to 9,590,660 shares of our common stock that may be sold by the selling stockholders named in the prospectus. The selling stockholders have the right to determine both the number of shares they will offer and the time or times when they will offer shares. They may sell the shares at the market price at the time of sale or at such other prices as they may negotiate. We cannot assure you that the selling stockholders will sell all or a portion of the common stock offered under this prospectus.

     We will not receive any of the proceeds from the sale of the common stock by the selling stockholders. However, we will receive up to $1,209,249 in proceeds from the exercise of warrants prior to the sale of the underlying shares by the selling stockholders.

     Our common stock is traded on the Over the Counter Bulletin Board under the symbol “SCLL.” On August 6, 2003, the last reported sale price of our common stock on the Over the Counter Bulletin Board was $2.02 per share.

     Our principal executive offices are located at 8340 154th Avenue NE, Redmond, Washington 98052-3864. The telephone number of our principal executive offices is (425) 883-9518.

     Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 12.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     The date of this prospectus is      , 2003.

FORWARD LOOKING STATEMENTS
SUMMARY
RISK FACTORS
USE OF PROCEEDS FROM EXERCISE OF WARRANTS
SELLING STOCKHOLDERS
PLAN OF DISTRIBUTION
DESCRIPTION OF SECURITIES TO BE REGISTERED
LEGAL MATTERS
EXPERTS
INFORMATION WITH RESPECT TO THE REGISTRANT
INCORPORATION OF DOCUMENTS BY REFERENCE
WHERE YOU CAN FIND MORE INFORMATION
DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES
PART II TO FORM S-2 INFORMATION NOT REQUIRED IN THE PROSPECTUS
ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION
ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS
ITEM 16. EXHIBITS
ITEM 17. UNDERTAKINGS
SIGNATURES
Exhibit Index
EXHIBIT 5.1
EXHIBIT 10.2
EXHIBIT 10.3
EXHIBIT 10.4
EXHIBIT 10.8
EXHIBIT 10.9
EXHIBIT 10.11
EXHIBIT 10.12
EXHIBIT 10.13
EXHIBIT 10.14
EXHIBIT 10.15
EXHIBIT 10.16
EXHIBIT 10.17
EXHIBIT 10.18
EXHIBIT 10.19
EXHIBIT 10.24
EXHIBIT 10.25
EXHIBIT 10.27
EXHIBIT 10.28
EXHIBIT 10.29
EXHIBIT 23.1
EXHIBIT 24.1
EXHIBIT 24.2
EXHIBIT 24.3
EXHIBIT 24.4

     You should rely only on the information contained or incorporated in this prospectus. We and the selling stockholders have not authorized anyone to provide you with information different from that contained or incorporated in this prospectus. The selling stockholders are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained or incorporated in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock. In this prospectus and in documents incorporated in this prospectus, references to the “Company,” “SCOLR,” “we,” “us” and “our” refer to SCOLR, Inc.

FORWARD LOOKING STATEMENTS

     This prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements include statements regarding, among other things, (a) our expectations about product development activities, (b) our growth strategies, (c) anticipated trends in our industry, (d) our future financing plans, and (e) our anticipated needs for working capital. Forward-looking statements, which involve assumptions and describe our future plans, strategies, and expectations, are generally identifiable by use of the words “may,” “will,” “should,” “expect,” “anticipate,” “estimate,” “believe,” “intend,” or “project” or the negative of these words or other variations on these words or comparable terminology.

     Forward-looking statements may be found under “Management’s Discussion and Analysis or Plan of Operation” and “Description of Business” in the Form 10-KSB that accompanies this prospectus as well as in this prospectus generally.

     Forward-looking statements may involve known and unknown risks, uncertainties, and other factors that may cause our actual results, performance, or achievements to be materially different from the future results, performance, or achievements expressed or implied by any forward-looking statements. Actual events or results may differ as a result of various factors, including, without limitation, the risks outlined under “Risk Factors” beginning on page 12 and matters described in this prospectus generally. Because of these risks and uncertainties, the events anticipated in the forward-looking statements may not occur.

SUMMARY

     Because this is a summary, it does not contain all the information about us that may be important to you. You should read the more detailed information set forth in other sections of this prospectus, as well as the information, financial statements and related notes that are incorporated by reference in this prospectus. You should also carefully consider the factors described under “Risk Factors” beginning at page 12.

Businesses

     We have two principal businesses:

•	Our probiotics business formulates and manufactures nutraceutical-based health and dietary supplements for both the animal and human nutrition markets.

•	Our drug delivery business develops and formulates over-the-counter products, prescription drugs and nutraceutical products that use our patented Controlled Delivery Technology (CDT®).

Strategy and Recent Developments

     Over the last two years, we have taken steps to transform our business from a nutraceutical company specializing in probiotic formulations to a company focused primarily on developing and commercializing drug delivery technology. The purpose of this transition is to allow us to take advantage of the long-term growth potential and prospects associated with our CDT technology.

     During the last year we achieved critical milestones and invested significant resources in our CDT technology, bringing us closer to our goal of becoming a more focused drug delivery company. Most notably:

•	We successfully conducted proof-of-concept experiments that established the viability of our patented drug delivery concept.

•	In October 2002, we completed an in-vivo/in-vitro correlation, our first human clinical trial, establishing that results achieved in the test tube were achievable in human patients.

•	In November 2002, we presented the results of our clinical trial to the pharmaceutical industry at the AAPS Meeting (American Association of Pharmaceutical Scientists).

•	In collaboration with the inventor, we developed technology embodied in the first CDT patent owned exclusively by us. Designed as a simpler solution to certain difficult formulation issues, this technology extends our capabilities to include poorly soluble drugs which are difficult and costly to formulate and produce with currently available manufacturing techniques and processes.

•	We changed our corporate identity through a name change to SCOLR, Inc. SCOLR is an acronym for our lead technology: Self Correcting Oral Linear Release systems.

•	We continue to operate our probiotics business with a view toward selling it or entering alliances to provide us with capital that will allow us to focus more of our attention and resources on our drug delivery business.

•	Archer-Daniels-Midland introduced NovaSoy® Daily Dose™, the first ADM product to include our CDT technology, to the European markets in October 2002. This once-a-day supplement provides a delivery of natural based soy isoflavones (a phytoestrogen) throughout the day.

•	During the first quarter of 2003, our first two commercial CDT products, Novasoy Daily Dose and Once Daily Glucosamine & Chondroitin, were introduced to the U.S. nutraceutical industry. Our CDT Glucosamine & Chondroitin product is currently available nationwide in more than 3,000 retail outlets, including Wal Mart (under the Spring Valley label) and Trader Joe’s (under the Trader Darwin’s label), and will be available in Rite Aid stores later in 2003.

•	We realized our first CDT royalty revenues of approximately $109,000 during the first quarter of 2003. We expect these revenues will accelerate later this year and in 2004.

•	Between April 30 and May 6, 2003, we completed a $550,000 subordinated note financing (which was subsequently repaid with proceeds from our June 25, 2003 financing).

•	On June 25, 2003, we completed a $5.0 million financing of our 6.0% Convertible Notes Due June 25, 2006.

•	Primarily as a result of our presentation and introductions at the AAPS meeting in November, we have completed follow-up meetings with several of the top multinational pharmaceutical companies. Our goal is to secure licensing agreements and/or strategic alliances with corporate partners to develop new and innovative CDT products for the marketplace.

     Probiotics Business

     Our probiotics business unit is a leading ingredient supplier to retailers and manufacturers in the U.S. nutraceutical market for probiotics supplements. Nutraceuticals are biologically active materials, either derived from plant, microbial, or animal sources or by synthesis. Nutraceuticals are formulated to provide specific health benefits for humans and productivity benefits in animals.

     We intend to continue to pursue opportunities to sell or enter into alliances for the probiotics business in an effort to obtain additional funding for the drug delivery business. In addition, the near-term revenues derived from applying CDT to nutraceutical markets will be used to support development of the drug delivery business.

     Drug Delivery Business

     Our drug delivery business is centered around the development and licensing of our Controlled Delivery Technology. Our CDT system currently consists of three patented drug delivery platforms for prescription drugs, over-the-counter (OTC) products, and nutraceuticals. The basis of these platforms is technology embodied in two issued U.S. patents licensed exclusively to us by Temple University, and a third issued U.S. patent assigned to us by Dr. Reza Fassihi.

     Dr. Fassihi is Professor of Biopharmaceutics and Industrial Pharmacy at the Temple University School of Pharmacy. We have collaborated with Dr. Fassihi over the last three years to develop prototype prescription drugs, OTC products and dietary supplements that use the delivery system concepts embodied in the three CDT patents.

     The CDT system is used in solid oral dosage forms, the preferred route for drug administration. This technology is designed to produce tablets or capsules that release their active agents predictably and programmably over a specified timeframe of up to 24 hours. We believe we can apply our technology to create significant enhancements to existing pharmaceutical, OTC and nutraceutical products.

     For many reasons, pharmaceutical companies increasingly prefer controlled release rather than immediate release of the active agent in their drugs. We believe the advantages of controlled drug delivery typically include improved patient compliance, product differentiation, greater efficacy, and an improved safety profile.

     Our proprietary CDT technology improves upon conventional multiple daily dose immediate release forms of existing products by providing the therapeutic benefits of controlled release drug delivery. In addition, we believe our technology can provide enhanced dosage formats for existing medications that provide superior patient convenience and product differentiation.

     A technology such as CDT may also allow pharmaceutical companies to reformulate existing drugs, thereby extending the term of their patent protection and defending important revenue streams from existing “blockbuster” drugs nearing patent expiration.

     We believe our CDT drug delivery technology enjoys many competitive advantages when compared to other controlled delivery methodologies. Our CDT technology is a robust and simple technology that allows for low cost manufacturing (using conventional blending and compression equipment in a two-step process). It can deliver comparatively high therapeutic “payloads” of active ingredient. It is also highly programmable to deliver active therapeutic agents over a wide range of release profiles and timeframes.

     A critical part of our strategy is to enter into various collaborative arrangements and alliances with corporate partners, licensors and licensees to provide funding for the research, development, clinical testing, manufacturing, marketing and commercialization of our product candidates. In March 2002, we entered a global strategic alliance with Archer-Daniels-Midland Company for the development of certain CDT-based dietary supplement and nutraceutical products. We are seeking other relationships that are similar to the ADM alliance.

     Following the recent successful completion of our CDT “proof-of-concept” human clinical trial, we have received expressions of interest from several of the largest pharmaceutical companies. Virtually all of these potential licensing partners currently have prescription drug franchises for which they are seeking technological enhancements (such as CDT) to extend the life of those franchises in the face of core patent expirations over the next 5-10 years. In our active pursuit of collaborations with these pharmaceutical companies, we are seeking upfront licensing fees, royalty payments, and milestone payments for the use of our CDT technology.

     Our drug delivery business has begun generating revenue from CDT-based sales to the dietary supplement markets. These sales are being generated through existing relationships with retailers such as Wal-Mart, Rite-Aid, and Trader Joe’s. We expect to realize increased royalty income from the initial CDT dietary supplement and OTC formulations in 2003. We do not expect royalty income from CDT prescription drugs earlier than 2006.

Recent Financing Transactions

     The following is a summary of two financing transactions that occurred after the period reflected in our Form 10-QSB for the quarterly period ended March 31, 2003.

     Subordinated Note Financing

     Between April 30 and May 6, 2003, we issued $550,000 in subordinated notes. Purchasers of the notes received three-year warrants to purchase up to an aggregate of 235,722 shares of our common stock exercisable at $1.11 per share, subject to certain anti-dilution adjustments. The notes and warrants were issued in a private placement relying on the registration exemption provided by Rule 506 under the Securities Act of 1933. The transaction provided us with approximately $505,000 in net proceeds.

     In consideration of certain placement services, we paid a cash fee and issued additional warrants to purchase up to 20,357 shares at $1.11 per share. The subordinated notes were paid and cancelled on or about June 25, 2003, using a portion of the proceeds of the convertible note financing described below.

     All of the warrants include registration rights requiring us to file a registration statement with the Securities and Exchange Commission (SEC), registering for resale the shares of common stock issuable upon exercise of the warrants. These shares are included in this prospectus.

     Convertible Note Financing

     On June 25, 2003, we completed a $5.0 million financing of 6.0% Convertible Notes Due June 25, 2006. The notes were issued in a private placement relying on the registration exemption provided by Rule 506 under the Securities Act of 1933. The transaction provided us with approximately $4.7 million in net proceeds.

     Interest on the notes is payable quarterly. The principal balance is convertible into shares of our common stock at a conversion price equal to $1.05 per share, subject to certain anti-dilution adjustments. Such adjustments are required following:

•	the issuance, sale or distribution of shares of common stock at a price less than $1.05 per share; and

•	the issuance of options, warrants or other rights to purchase common stock that are exercisable at, convertible into or exchangeable for common stock at a price less than $1.05 per share.

     Despite the foregoing, such anti-dilution adjustments are not triggered by:

(1) the grant or exercise of options to employees or directors pursuant to stock purchase plans;

(2) shares or options issued in connection with an acquisition of another entity or in connection with a licensing transaction;

(3) the exercise of any options, warrants or other rights to purchase common stock that were outstanding as of April 30, 2003; or

(4) the issuance, sale or distribution by the Company of up to 750,000 shares of common stock regardless of the price.

     We have the right to force conversion of all the notes into shares of our common stock at any time, provided our common stock trades at $2.10 or higher for 20 trading days within a 30-consecutive day trading period.

     The notes and warrants include registration rights requiring us to file a registration statement with the SEC registering for resale the shares of common stock issuable upon conversion of the notes or exercise of the warrants. The registration statement is to be filed no later than 60 days after the final closing date (June 25, 2003) with an effective date no later than 150 days after the final closing date. In the event the registration statement is not effective within 150 days after June 25, 2003, the conversion price for the notes will be reduced by the percentage resulting from multiplying 2% by the number of thirty (30) day periods beyond the 150-day period.

     The shares issuable upon exercise of the warrants and conversion of the notes are included in this prospectus.

     In consideration of certain placement services, we paid a cash fee of approximately $200,000, issued $300,000 of notes and issued warrants to purchase up to 476,191 shares at an exercise price of $1.155 per share.

The Offering

     This prospectus relates to the resale of an aggregate of 9,590,660 shares of common stock, which were issued, or are issuable, by us as follows:

•	3,060,831 shares of issued common stock.

•	750,000 shares of common stock issuable upon exercise of warrants exercisable at $0.50 per share.

•	256,079 shares of common stock issuable upon exercise of warrants exercisable at $1.11 per share.

•	476,191 shares of common stock issuable upon exercise of warrants exercisable at $1.155 per share.

•	5,047,559 shares of common stock issuable upon conversion of notes.

     As of August 7, 2003, we had 50,000,000 shares of our common stock authorized. Of this number, 21,349,107 shares were issued and outstanding, and an additional 6,529,829 shares were issuable upon exercise or conversion of the warrants and notes included in this prospectus.

     The number of shares offered by this prospectus represents approximately 34.5% of the total common stock outstanding as of August 7, 2003, assuming full exercise or conversion of the warrants and notes. The number of shares ultimately offered for sale by the selling stockholders is dependent upon the number of warrants and notes exercised or converted, and whether the selling stockholders decide to sell their shares.

RISK FACTORS

     The shares of common stock offered by this prospectus involve a high degree of risk. You should only acquire shares of our common stock if you can afford to lose your entire investment. You should carefully consider the following risk factors, as well as all of the other information set forth in this prospectus, before making a decision to purchase shares of our common stock.

     As a result of our significant operating losses and lack of capital resources, our independent auditor has raised substantial doubt about our ability to continue as a going concern

     The consolidated financial statements in our Form 10-KSB for the year ended December 31, 2002 were prepared on the assumption that we will continue as a going concern. As part of its report, our independent auditor raised substantial doubt about our ability to continue as a going concern based on factors such as:

•	We used cash from operations of $960,207 and had a net loss of $2,557,328 for the year ended December 31, 2002;

•	We used cash from operations of $283,428 and had a net loss of $367,129 for the first quarter of 2003; and

•	We expect to continue to incur significant operating losses as a result of research and development expenses associated with our drug delivery business.

     We will need additional capital to fund our drug delivery operations

     With the proceeds of our recently completed $5.0 million convertible note financing, we anticipate that we will be able to fund our drug delivery business at planned levels and have the resources to seek collaborative research projects through the third quarter of 2004. Our ability to develop the drug delivery business will depend upon many factors, including:

•	the structure and timing of collaborations with strategic partners and licensees;

•	the progress of our research and development programs and expansion of such programs;

•	the prosecution, defense and enforcement of potential patent claims and other intellectual property rights; and

•	funds generated by our probiotics operations and royalties from our CDT products.

     To some extent, the timing and amount of our research and development spending is discretionary and subject to the availability of appropriate opportunities and funding.

     Our anticipated cash expenditures and need for capital also assume that our revenues are not adversely affected by the other factors set forth in this “Risk Factors” section.

     If we are unable to obtain additional financing, our limited capital resources will require us to further curtail our business operations and research and development programs

     We will require substantial additional financing to implement our CDT technology business plan. Our long term financing needs depend largely on our ability to enter into alliances and collaborations that will help finance our drug delivery business. We will be required to fund research and development costs to create an effective in-house drug delivery development unit. Additionally, we will need to fund the significant costs associated with the research and development and commercialization of a drug delivery product. If we are unable to find a partner to share or subsidize these costs for a given product, we will need to raise substantial additional financing to fund these efforts on our own.

     While our probiotics business is currently cash flow positive and expected to remain so, these revenues are insufficient to offset the spending levels required for our drug delivery business. During 2002 we raised approximately $1,580,000 through the private placement of common stock. In September 2002, we obtained a $1,000,000 loan from a stockholder and granted the lender warrants to purchase 750,000 shares of our common stock for $0.50 per share. In the second quarter of 2003, we issued $5,850,000 in notes through two financing transactions, of which $5,300,000 remains outstanding.

     We continue to attempt to sell or enter joint venture or partnership arrangements for our probiotics business. However, the proceeds of any such sale, partnership or joint venture will not be sufficient to fund product initiatives requiring FDA approval to the stage of profitability.

     Additional financing may be unavailable to us on acceptable terms. In particular, we are limited in our ability to borrow additional funds because we have granted security interests in our assets to our existing lenders. If adequate funds are unavailable, we may be unable to meet our obligations. Our inability to raise additional capital would require us to delay, reduce or eliminate some of our business operations, including the pursuit of licensing, strategic alliances and development of our drug delivery business.

     If we raise additional capital by issuing equity securities, further dilution to our stockholders will result. In addition, the terms of the financing may adversely affect the holdings or the rights of our stockholders. If we raise additional funds through strategic alliance and licensing arrangements, we may be required to relinquish rights to certain of our technologies or product candidates, or to grant licenses on terms that are unfavorable to us. Either of these results could reduce our value.

     Our need to continue to seek financing distracts management from focusing on our day-to-day operations and long-term strategies.

     Our strategy to focus on our drug delivery business is very risky

     While we believe our CDT business has good prospects for growth, it is essentially a startup, high-risk business that is not expected to produce any substantial revenue or profits for some time, if ever. As discussed throughout this Risk Factors section, developing drug delivery systems and drugs using our CDT technology is extremely expensive, and taking a single product to market takes years to complete.

     The drug delivery industry is highly competitive

     Many of our competitors have longer operating histories and greater financial, research and development, marketing and other resources than we do. We are subject to competition from numerous other entities that currently operate or intend to operate in the industry. Such entities include companies that are engaged in the development of controlled-release drug delivery technologies and products as well as other manufacturers that may decide to undertake in-house development of these products. Some of our direct competitors in the drug delivery industry include Alza, Andrx, Biovail, Labopharm, Penwest and Skyepharma.

     Our plan to use collaborations to leverage our capabilities may be unsuccessful

     A critical part of our strategy is to enter into various collaborative arrangements and alliances with corporate and academic partners, licensors and licensees to provide funding for the research, development, clinical testing, manufacturing, marketing, and commercialization of our product candidates. Collaborations are essential as we require more financial and other resources for our drug delivery business. Our success depends on our ability to develop new collaborator relationships and maintain our existing collaborations with Temple University and Archer-Daniels-Midland.

     For our collaboration efforts to be successful, we must identify partners whose competencies complement ours. We must also enter into collaboration agreements with them on terms attractive to us and integrate and coordinate their resources and capabilities with our own. We may be unsuccessful in entering into collaboration agreements with acceptable partners or negotiating favorable terms in these agreements.

     Factors that may affect the success of our collaborations include the following:

•	our collaborators may have insufficient economic motivation to continue their funding, research, development and commercialization activities;

•	our collaborators may discontinue funding any particular program, which could delay or halt the development or commercialization of any product candidates arising out of the program;

•	our collaborators may choose to pursue alternative technologies or products, either on their own or in collaboration with others, including our competitors;

•	our collaborators may lack sufficient financial, technical or other capabilities to develop these product candidates;

•	we may underestimate the length of time that it takes for our collaborators to achieve various clinical development and regulatory approval milestones; and

•	our collaborators may be unable to successfully address any regulatory or technical challenges they may encounter.

     We are dependent on intellectual property developed by us and others

     Patent and trade secret protection is important to our business and our success will depend in part on our ability to obtain patents, maintain trade secret protection and operate without infringing on the rights of others. We own or have exclusive rights to six U.S. and two foreign patents (which expire between 2012 and 2023), and 10 patent applications. We expect to apply for additional U.S. and foreign patents in the future.

     The patent positions of pharmaceutical, nutraceutical, and bio-pharmaceutical firms, including ours, are uncertain and involve complex legal and factual questions for which important legal issues are largely unresolved. The coverage claimed in our patent applications can be significantly reduced before a patent is issued. Furthermore, our patent applications may not result in the issuance of patents. In addition, patents of others may impede our collaborators’ ability to commercialize the technology covered by our owned or licensed patents. The cost of obtaining and protecting patents is substantial and could increase materially if we are involved in patent litigation. This potential cost could include the loss of revenue resulting from enjoining our manufacture and sale of existing or potential products. The issuance of a patent is inconclusive as to its validity or as to the enforceable scope of the claims of the patent. We cannot assure you that:

•	our patents or any future patents will prevent other companies from developing similar or functionally equivalent products or from successfully challenging the validity of our patents;

•	any of our future processes or products will be patentable;

•	any pending or additional patents will be issued in any or all appropriate jurisdictions;

•	our processes or products will not infringe upon the patents of third parties; or

•	we will have the resources to defend against charges of patent infringement by third parties or to protect our own patent rights against infringement by third parties.

     Our business and financial results could be materially harmed if we fail to avoid infringement of the patent or proprietary rights of others or to protect our patent rights.

     Part of our intellectual property is in the form of trade secrets and know-how and may not be protected by patents. We cannot assure you that we will be able to protect these rights. We require employees, consultants, advisors, and collaborators to enter into confidentiality agreements. However, these agreements may not provide meaningful protection for our trade secrets, know-how, or other proprietary information if any unauthorized use or disclosure occurs.

     We expect to incur significant expenses in applying for patent protection and prosecuting our patent applications

     We intend to continue our substantial efforts in applying for patent protection and prosecuting pending and future patent applications both in the United States and internationally. These efforts have historically required the expenditure of considerable time and money, and we expect that they will continue to require significant expenditures. If future changes in United States or foreign patent laws complicate or hinder our efforts to obtain patent protection, the costs associated with patent prosecution may increase significantly.

     Our business could be materially impaired if one or more key persons is no longer available to us

     As a small company with, as of July 31, 2003, approximately 30 employees and consultants, the success of our operations will depend to a great extent on the collective experience, abilities, and continued service of relatively few individuals. The loss of any of these persons could have a material adverse effect on our operations.

     If we cannot attract and retain the necessary personnel, our drug delivery business will not be successful

     The future success of our drug delivery business significantly depends upon our ability to attract and retain highly qualified personnel. We face intense competition for personnel in the drug delivery industry. To compete for personnel we may need to pay higher salaries and provide other incentives than those paid and provided by more established entities. Our limited financial resources may hinder our ability to provide such salaries and incentives.

     If any of our products is deemed unsafe, our business could be materially harmed

     Although many of the ingredients of our dietary supplement and probiotics products are vitamins, minerals, herbs, and other substances for which there is a long history of human consumption, some of our products contain innovative ingredients. While we believe all of our products to be safe when taken as directed, there is little long-term experience with human consumption of certain of these innovative product ingredients in a concentrated form. Accordingly, no assurance can be given that our products, even when used as directed, will have the effects intended. Although we test the formulation and production of our products to ensure that they are safe when consumed, as directed, we have not sponsored clinical trials on the long-term effect of human consumption.

     With respect to the registration, approval, and commercialization of our CDT drug delivery technology, all analytic work completed to-date has involved in-vitro scientific studies and one proof-of-concept human clinical trial. Additional human clinical bioavailability and bioequivalence trials must be conducted to validate the asset value and commercial advantages associated with our CDT patents. Until such clinical trials are performed, we cannot assure you that the patented CDT technologies possess the necessary correlation between the available in-vitro analytic work and their performance in human subjects to become commercially viable technologies and products that are attractive to major pharmaceutical and OTC companies.

     Unfavorable publicity could materially hurt our business

     We believe that the nutritional supplement, OTC, and pharmaceutical markets are affected by national media attention regarding the consumption of dietary supplements, OTC products and prescription drugs. There can be no assurance that future scientific research or publicity will be favorable to these industries or any particular product, or consistent with earlier research or publicity. Future reports of research that are perceived less favorably or that question such earlier research could have a material adverse effect on us. Because of our dependence upon consumer perceptions, adverse publicity associated with illness or other adverse effects resulting from the consumption of our products or any similar products distributed by other companies could have a material adverse impact on us. Such adverse publicity could arise even if the adverse effects associated with such products resulted from failure to consume such products as directed. In addition, we may be unable to counter the effects of negative publicity concerning the efficacy of our products.

     Government regulators and regulations could adversely affect our ability to operate and grow

     Our products, potential products and manufacturing and research activities are subject to varying degrees of regulation by a number of government authorities in the United States (including the DEA, FDA, FTC and EPA) and in other countries.

     The FDA regulates, to varying degrees and in different ways, dietary supplements and pharmaceutical products, including their manufacture, testing, exportation, labeling, and in some cases, advertising.

     Our statements and our customers’ statements regarding dietary supplement products are subject to regulation by the FTC. The FTC enforces laws prohibiting unfair or deceptive trade practices, including false or misleading advertising. In recent years the FTC has brought a number of actions challenging claims by nutraceutical companies.

     Each CDT technology product developed by us will require a separate costly and time consuming regulatory approval before we or our collaborators can manufacture and sell it in the United States or internationally. Even if regulatory approval is received, there may be limits imposed by regulators on a product’s use or it may face subsequent regulatory difficulties. Our bioequivalence, bioavailability, or clinical studies and other data may not result in FDA approval to market our new products. Approved products are subject to continuous review and the facilities that manufacture them are subject to periodic inspections. Furthermore, regulatory agencies may require additional and expensive post-approval studies. If previously unknown problems with a product candidate surface or the manufacturing or laboratory facility is deemed non-compliant with applicable regulatory requirements, an agency may impose restrictions on that product or on us, including requiring us to withdraw the product from the market, close the facility, and/or pay substantial fines.

     Many of our nutraceutical products are regulated under DSHEA (“Dietary Supplement Health Education Act”) regulations and contain ingredients that are Generally Regarded As Safe (“G.R.A.S.”) by the FDA and, therefore, do not currently require extended approvals. Recent legislation has resulted in a regulatory environment which sets what we consider to be reasonable limitations and guidelines on health claims and labeling for natural products and dietary supplements under the DSHEA. We may, however, be wrong in our belief that the current and foreseeable governmental regulation of dietary supplements, probiotics and animal nutrition products will have a minimal impact on our nutraceutical business.

     We also may incur significant costs in complying with environmental laws and regulations. We are subject to federal, state, local and other laws and regulations governing the use, manufacture, storage, handling, and disposal of materials and certain waste products. The risk of accidental contamination or injury from these materials cannot be completely eliminated. If an accident occurs, we could be held liable for any damages that result and these damages could exceed our resources.

     We cannot predict whether future laws or regulations will hinder or prohibit the production or sale of our products

     We may be subject to additional laws or regulations in the future, such as those administered by the FDA or other federal, state or foreign regulatory authorities. Laws or regulations that we consider favorable, such as the DSHEA, may be repealed. Current laws or regulations may be interpreted more stringently. We are unable to predict the nature of such future laws, regulations or interpretations, nor can we predict what effect they may have on our business. Possible effects or requirements could include the following:

•	The reformulation of certain products to meet new standards

•	The recall or discontinuance of certain products unable to be reformulated

•	Imposition of additional record keeping requirements

•	Expanded documentation of the properties of certain products

•	Expanded or different labeling, or scientific substantiation

     Any such requirement could have a material adverse effect on our results of operations and financial condition.

     Our probiotics business is dependent upon a limited number of customers

     In 2002, we received approximately 60% of our total revenues from four customers: Rexall Sundown (23%), Supplement Sciences (20%), NBTY (10%) and Trader Joe’s (8%). Since then, our relationship with NBTY has ended. Furthermore, Rexall Sundown was subsequently acquired by NBTY. This acquisition could have an adverse effect on our sales to Rexall Sundown. These events, along with any additional loss of our customers or any significant reduction in sales to any of them could have a materially adverse effect on us.

     We are dependent on a small number of suppliers for probiotic raw materials

     Certain raw materials necessary to make our probiotics products are produced by a limited number of suppliers. There can be no assurance that suppliers will continue to provide the raw materials needed by us in the quantities requested or at a price we are willing to pay. Because we do not control the actual production of these raw materials, we are also subject to delays caused by interruption in production of materials based on conditions not wholly within our control. Our inability to obtain adequate supplies of raw materials for our products at favorable prices, or at all, as a result of any of the foregoing factors or otherwise, could adversely affect our ability to produce products and generate revenues.

     Our drug delivery business will be adversely affected unless we properly manage its growth

     We are in the process of significantly increasing spending on our drug delivery business. As part of this increased spending, we are adding numerous personnel, a new cGLP laboratory facility, and several new research and development projects. Our rapid growth may strain our management team, production facilities, administrative capabilities, and other resources. In addition, we may be unable to effectively allocate our existing and future resources between our drug delivery and other businesses while maintaining focus on our core competencies. We cannot assure you that we will succeed in effectively managing our existing operations or our growth, which could adversely affect our financial performance.

     Unfavorable economic conditions could hinder sales of our products and the growth of our drug delivery business

     Our success depends substantially on how our customers and potential collaborators decide to spend their money. Sales of our probiotics products have historically been negatively impacted during uncertain economic times. For example, the economic downturn and other disruptions and uncertainties resulting from the terrorist attacks on September 11, 2001 had a significant adverse impact on our probiotics business. Furthermore, potential collaborators for our drug delivery business may be hesitant to spend the funds necessary for new collaborations in an uncertain environment. The continuing war on terrorism, new terrorist attacks, actual or threatened, and related political events, are examples of events that may adversely impact the U.S. and international economic environment and our business.

     The liquidity of our common stock and our ability to raise additional capital is limited because our stock is listed on the OTC Bulletin Board

     Trading in our common stock is conducted in the over-the-counter market on the “electronic bulletin board.” As a consequence:

•	the liquidity of our common stock is impaired, not only in the number of securities which can be bought and sold but also by delays in the timing of transactions

•	additional requirements may be imposed by brokers under “penny stock rules"

•	coverage of our company by security analysts and the news media is decreased

•	ultimately, our common stock is less attractive to potential investors and other sources of financing, and as a currency to attract personnel or pay for acquisitions by us

     Accordingly, purchasers of our common stock may have difficulty in reselling their shares on the OTC bulletin board.

     Our share price has fluctuated significantly and may be very volatile in the future

     Since January 1, 2002, the sale price of our common stock on the OTC Bulletin Board has ranged between a low bid of $0.52 and a high ask of $2.60.

     In the future, our share price could be affected by a number of factors, including without limitation:

•	fluctuations in our operating results

•	changes in expectations as to our financial performance

•	increased competition

•	dilution from additional financings

     In addition, the stock market, in general, has experienced volatility that often has been unrelated to the operating performance of particular companies. These broad market and industry fluctuations may adversely affect the trading price of our common stock regardless of our actual operating performance.

     Sales of our common stock by selling stockholders could have an adverse effect on the market price of our common stock

     The warrants and notes for which the underlying shares are included in this prospectus were sold in private placement transactions within the past year. Because these transactions were not registered under the Securities Act, these securities and the underlying shares are considered “restricted” for purposes of said Act. Furthermore, because these securities have been held less than one year, these securities and the underlying shares are not eligible for public resale under Rule 144 promulgated under the Securities Act. By including the underlying shares in this prospectus, we are significantly enhancing these stockholders’ ability to sell these shares. Sales of these shares by the selling stockholders could materially decrease the market price of our common stock.

     Do not expect to receive cash dividends on our common stock

     We have never paid any cash dividends on our common stock and we do not anticipate paying cash dividends on our common stock in the foreseeable future. The payment of dividends on the common stock by us will depend on our earnings, financial condition and other business and economic factors affecting us at such time as the board of directors may consider relevant.

     Provisions in our charter documents could prevent or frustrate any attempts to replace our current management by stockholders

     Our certificate of incorporation and bylaws contain provisions, such as undesignated preferred stock and prohibitions on cumulative voting in the election of directors, which could make it more difficult for a third party to acquire us without the consent of our board of directors. Also, our bylaws provide for a staggered board. The staggered board protects directors of the classes not being elected in a proxy contest for control of the board and dilutes the ability of stockholders to influence corporate governance policies. These provisions may have the effect of preventing or hindering any attempts by our stockholders to replace our current management.

     Our board of directors also adopted a stockholder rights plan or “poison pill” in November 2002. The stockholder rights plan is intended to protect stockholder interests if we are confronted with coercive or unfair takeover practices. An acquirer who triggers the rights faces significant dilution of its interest in us. The stockholder rights plan may also impede a party seeking to acquire control of us.

USE OF PROCEEDS FROM EXERCISE OF WARRANTS

     We will not receive any proceeds from the sale of the shares pursuant to this prospectus.

     We will receive up to $1,209,249 in proceeds from the exercise of the warrants prior to the sale of the underlying shares by the selling stockholders pursuant to this prospectus. We intend to use such proceeds, if any, for working capital and general corporate purposes. The amount we receive depends on the number of warrants exercised and the use of cashless exercise provisions by the warrant holders. Cashless exercise provisions allow a holder to forego a number of shares otherwise issuable upon exercise of a warrant in lieu of paying some or all of the warrant’s cash exercise price.

SELLING STOCKHOLDERS

     The table below sets forth information concerning the resale by the selling stockholders of our common stock. Because the selling stockholders may sell all, a portion or none of their shares, no estimate can be made of the aggregate number of shares that may actually be sold by any selling stockholder or that may be subsequently owned by any selling stockholder.

     For each selling stockholder, the table below sets forth the name, number of shares of common stock beneficially owned, the number of shares of common stock that may be sold in this offering, and the number of shares of common stock each selling stockholder will own after the offering, assuming they sell all of the shares offered.

	Shares	Shares	Shares	% of
	owned	included in	owned	common
	before	prospectus	after	stock after
Stockholder	offering(1)	(1)	offering(1)	offering(1)*

2002 Kaplan Family Trust	11,428	11,428	0
Alden, Eric	22,023	22,023	0
Allen, Robert W. and Susan M.	167,619	167,619	0
Alvin R. Bonnette Revocable Trust U/A DTD 1/31/85 Alvin R. Bonnette Trustee	47,619	47,619	0
Applebaum Family Limited Partnership	14,285	14,285	0
Arnold, E. H.	266,666	266,666	0
Arnold, Gary P.	188,095	188,095	0
Baroni, Philip	19,047	19,047	0
Beebe, Raymond and Joan	19,047	19,047	0
Berg, Clyde	1,667,777	1,147,777	520,000	1.87
Berglas, Linda	12,500	12,500	0
Bero, Ronald A.	19,047	19,047	0
Bertsch, John	127,382	127,382	0
Bibicoff, Allison	161,309	161,309	0
Bibicoff, Harvey	880,952	880,952	0
Bibicoff, Hillary	125,000	125,000	0

	Shares	Shares	Shares	% of
	owned	included in	owned	common
	before	prospectus	after	stock after
Stockholder	offering(1)	(1)	offering(1)	offering(1)*

Bissaillon, Francis P.	19,047	19,047	0
Bond, Jeremy David	9,523	9,523	0
Botwinick, Herbert	12,500	12,500	0
Botwinick, Steven	12,500	12,500	0
Brand, Charles S.	23,809	23,809	0
Brar, Baldev S. and Gurmukh K.	9,523	9,523	0
Brunone, Michael	26,187	26,187	0
Buchakjian, Richard	19,047	19,047	0
Butter, Jerry	1,333	1,333	0
Carroll, Peter G.	9,523	9,523	0
Chamberlain, Joseph D.	19,047	19,047	0
Clayton, Richard	47,619	47,619	0
Cleveland, Kenneth W.	23,809	23,809	0
Clifford, John C.	47,619	47,619	0
Cook, Edward J.	38,095	38,095	0
Crow, John W.	19,047	19,047	0
D & M Partners	14,285	14,285	0
DeBruyn, Robert L.	9,523	9,523	0
DeLuca, Guerino	47,619	47,619	0
Dolphin Offshore Partners LP	500,000	500,000	0
Doutrich, Tom	33,333	33,333	0
Dragon Coeur LLC II-D	42,858	42,858	0
Duffy, Michael P.	19,047	19,047	0
Duke, Richard	47,619	47,619	0
Dunham, Michael D.	95,238	95,238	0
Edward L. Brody IRA	28,571	28,571	0
Erlanger, Jack & Meryl	100,000	100,000	0
Esposito, Albert C.	19,047	19,047	0
Esposito, Albert J. and Margaret	19,047	19,047	0
Falk, Robert	9,523	9,523	0
Feldhacker, Lawrence D.	9,523	9,523	0
Fisher, Robert L. and Carroll	19,047	19,047	0
Fortin, Dennis	188,095	188,095	0
Fourticq, Michael J.	47,619	47,619	0
Foutch, James R.	47,619	47,619	0
Freeman, Marc	23,809	23,809	0
Friedland, Stephen	19,047	19,047	0
Friedrich, JTWROS, Douglas and Melanie	19,047	19,047	0
Gold, Peter S.	9,523	9,523	0
Golden, Jeffrey H.	9,523	9,523	0
Goldman, Jay	150,000	150,000	0
Greenwich Growth Fund Limited	95,238	95,238	0

	Shares	Shares	Shares	% of
	owned	included in	owned	common
	before	prospectus	after	stock after
Stockholder	offering(1)	(1)	offering(1)	offering(1)*

Gunter, II, Woodrow W.	9,523	9,523	0
Hailey, Douglas	75,159	75,159	0
Hausman, George & Anna M. Budd	25,000	25,000	0
Heirigs, Thomas	19,047	19,047	0
Henderer, Thomas D.	9,523	9,523	0
Hillson Partners Limited Partnership	380,952	380,952	0
Hipp, Jeffrey G. & Mary A. Hipp	19,047	19,047	0
Hodgson, Nicholas	11,111	11,111	0
Hubbard, Glenn R.	47,619	47,619	0
Hughes, Stephen P.	9,523	9,523	0
Jennett, Thomas R. and Jodi K.	23,809	23,809	0
Jenney 1991 Trust	22,500	22,500	0
John R. Worthington Trust	38,095	38,095	0
Johnson, Ronald	19,047	19,047	0
Jones, Joe Don	9,523	9,523	0
Jones, Jr., Leo	47,619	47,619	0
Kaliber Management Corporation	25,000	25,000	0
Kalka, Howard	69,048	69,048	0
Kane, Larry	9,523	9,523	0
Kaplan, Kalman	35,715	35,715	0
Kaplan, Larry and Marla	9,523	9,523	0
Katzburg, Joe	23,809	23,809	0
Kehl, William W.	23,809	23,809	0
Kraemer, Richard A.	9,523	9,523	0
Kurt, Jordan	9,523	9,523	0
Lanning, Curtis	103,300	55,555	47,745
Lehmkuhl, A. F.	23,809	23,809	0
Leonard, Samuel E.	9,523	9,523	0
Leslie A. Kaser Trust I	9,523	9,523	0
Levinson, Lydia F.	80,952	80,952	0
Lewis, Guy W.	23,809	23,809	0
Light, Andrew K.	9,523	9,523	0
Lotterstein, Gerand	25,000	25,000	0
Louis and Judith Miller Family Trust	19,047	19,047	0
Lucas, Jr. Herbert L.	103,572	103,572	0
Lunstra, Roger W.	23,809	23,809	0
MacInnis, Terri	9,523	9,523	0
Manguso, Frank	26,666	16,666	10,000
Manguso, Judith B.	16,666	16,666	0
McCulloch, Donald and Jacqueline	9,523	9,523	0
James T. McMurtrey & Janet S. McMurtrey TTEES of the McMurtrey Family Trust 7/21/96	11,112	11,111	1

	Shares	Shares	Shares	% of
	owned	included in	owned	common
	before	prospectus	after	stock after
Stockholder	offering(1)	(1)	offering(1)	offering(1)*

Meckenstock, Tom	11,111	11,111	0
Melo, Antonio	18,048	18,048	0
Mesa-Tejada, M.D., Ricardo and Amy Mesa-Jonassen	12,380	12,380	0
Meystel, Inc. Profit Sharing Plan	9,523	9,523	0
Moger, Jr., Ed	205,000	205,000	0
Narang, Ashok	23,809	23,809	0
Nitz, Sandra	120,834	120,834	0
Norper Investments	23,809	23,809	0
Nussbaum, Robert F.	20,000	20,000	0
Oh, Richard	1,187	1,187	0
O’Rosky, Sonya	11,111	11,111	0
Palazzola, John L.	47,619	47,619	0
Parker, Mario L. & Ellen Parker	19,047	19,047	0
Paul, Robert G.	19,047	19,047	0
Paulick, Wulf and Renate	19,047	19,047	0
Penn, Jr. Sanford	95,238	95,238	0
Peter K. Nitz IRA	245,834	245,834	0
Preston, C.M.	11,111	11,111	0
Random, David	61,905	61,905	0
Ravich, Mark	47,619	47,619	0
Regan, Joseph F.	9,523	9,523	0
Resich, John J.	19,047	19,047	0
Rich, Michael A.	773,338	15,238	758,100	2.72
Rios, David F.	47,619	47,619	0
Sadar, Jeffrey L.	9,523	9,523	0
Schaefer, Terry M.	9,523	9,523	0
Schlobohm, Starr F.	49,523	49,523	0
Schoenberger, John	11,111	11,111	0
Schroeder, Robert	93,207	93,207	0
Serrafini and Darlina Profit Sharing Plan & Trust FBO John Serafini Jr.	24,722	22,222	2,500
Shadow Capital LLC	203,573	203,573	0
Sheedy, Patrick	15,000	15,000	0
Sirard, Louis P.	9,523	9,523	0
The Sitzmann Family Trust, UTD, 5/20/1992, amended 5/4/1999, Gary R Sitzmann & Linda L. Sitzmann, Trustees	44,444	44,444	0
Solomon, Maurice H.	19,047	19,047	0
Spahr, Gregory E.	19,047	19,047	0
Stedem, Michael	28,571	28,571	0
Steele, William C.	23,809	23,809	0

	Shares	Shares	Shares	% of
	owned	included in	owned	common
	before	prospectus	after	stock after
Stockholder	offering(1)	(1)	offering(1)	offering(1)*

Sterling, Arthur and Marie	47,619	47,619	0
Stetson, David	95,833	95,833	0
Szczepanski, Eugene	47,619	47,619	0
Tadych, James L.	19,047	19,047	0
Taglich, Michael	409,237	409,237	0
Taglich, Robert F.	334,237	334,237	0
Thomas, Eugene R.	9,523	9,523	0
Thuemling Industrial Products Employee Benefit Plan	19,047	19,047	0
Volman, Slava	70,810	70,810	0
Waggoner, Patsy Ann	28,571	28,571	0
Warden, Carl	111,111	111,111	0
Warden, Eric	33,333	33,333	0
Wilson, Tad	23,809	23,809	0
Winter, Paul	14,285	14,285	0
Zobel, Gerald	9,523	9,523	0
Zorn, Russ & Sherri	37,222	22,222	15,000

TOTALS	10,944,006	9,590,660	1,353,346	4.58%

Notes

*	Unless otherwise listed, less than 1%

(1)  The number and percentage of shares beneficially owned is determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any shares as to which the selling stockholder has sole or shared voting power or investment power and also any shares that the selling stockholder has the right to acquire within 60 days. The actual number of shares of common stock issuable upon the exercise of the warrants and upon the conversion of the notes is subject to adjustment depending on the occurrence of various events, and could materially depart from the number estimated in the table.

     Other than the persons listed below, the selling stockholders have not held any positions or offices or had material relationships with us or any of our affiliates within the past three years other than as a result of the ownership of our common stock. We may amend or supplement this prospectus, from time to time to update the disclosure.

     The following persons have held positions or offices or had material relationships with us or our affiliates within the past three years:

Name	Relationship

Lucas, Jr. Herbert L	Director
Bibicoff, Harvey	Investor relations consultant
Taglich, Michael	Placement agent
Taglich, Robert	Placement agent

PLAN OF DISTRIBUTION

               Any or all of the shares of common stock may be sold from time to time by the selling stockholders, or by pledgees, donees, transferees or other successors in interest. Such sales may be made on one or more exchanges or in the over-the-counter market or otherwise, at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated transactions. There is no assurance that the selling stockholders will sell any or all of the shares of common stock in this offering. The shares of common stock may be sold in one or more of the following types of transactions:

•	A block trade in which a selling stockholder will engage a broker-dealer who will then attempt to sell the common stock, or position and resell a portion of the block as principal to facilitate the transaction.

•	Purchases by a broker-dealer as principal and resale by such broker-dealer for its account pursuant to this prospectus.

•	An exchange distribution in accordance with the rules of such exchange.

•	Ordinary brokerage transactions and transactions in which the broker solicits purchasers.

•	Any combination of the foregoing, or by any other legally available means. In effecting sales, broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in the resales.

               In connection with distributions of the common stock, the selling stockholders may enter into hedging transactions with broker-dealers. In connection with such transactions, broker-dealers may engage in short sales of the common stock in the course of hedging the positions they assume with selling stockholders. The selling stockholders may also sell common stock short and redeliver the common stock to close out such short positions. The selling stockholders may also enter into option or other transactions with broker-dealers that require the delivery to the broker-dealer of the common stock, which the broker-dealer may resell or otherwise transfer pursuant to this prospectus. The selling stockholders may also loan or pledge common stock to a broker-dealer and the broker-dealer may sell the common stock so loaned or, upon a default, the broker-dealer may effect sales of the pledged common stock pursuant to this prospectus.

               Any of the shares of common stock covered by this prospectus that qualify for sale pursuant to Rule 144 promulgated under the Securities Act may also be sold in an unregistered transaction under Rule 144 rather than pursuant to this prospectus.

               The selling stockholders, and any broker-dealers or agents that are involved in selling the shares of common stock, may be considered to be “underwriters” for such sales within the meaning of the Securities Act. An underwriter is a person who has purchased shares from an issuer with a view towards distributing the shares to the public. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be considered to be underwriting commissions or discounts under the Securities Act.

               Additionally, under applicable rules and regulations of the Exchange Act, any person engaged in the distribution of the common stock may not simultaneously engage in market-making activities with respect to our common stock for a period of up to five business days before the commencement of such distribution. In addition to those restrictions, each selling stockholder will be subject to the Exchange Act and the rules and regulations under the Exchange Act, including, Regulation M and Rule 10b-7, which provisions may limit the timing of the purchases and sales of our securities by the selling stockholders.

               We have agreed to indemnify the selling stockholders against certain liabilities in connection with the offering of the common stock, including liabilities arising under the Securities Act. The selling stockholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the common stock against various liabilities, including liabilities arising under the Securities Act.

               Penny Stock Rules

               Our common stock is subject to the “penny stock” rules that impose additional sales practice requirements because the price of our common stock is below $5.00 per share. For transactions covered by these rules, broker-dealers must make special suitability determinations for the purchase of our common stock and must have received a purchaser’s written consent to the transaction before the purchase. The “penny stock” rules also require the delivery, before the transaction, of a risk disclosure document mandated by the SEC relating to the penny stock market. Broker-dealers must also disclose:

•	the commission payable to both the broker-dealer and the registered representative

•	current quotations for the securities, and

•	if the broker-dealer is the sole market maker, the broker-dealer must disclose this fact and the broker-dealer’s presumed control over the market.

               Finally, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

               These rules apply to sales by broker-dealers to persons other than established customers and accredited investors (generally those with assets in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 together with their spouse), unless our common stock trades above $5.00 per share. Consequently, the “penny stock” rules may restrict the ability of broker-dealers to sell our common stock, and may affect the ability to sell our common stock in the secondary market as well as the price at which such sales can be made. Also, some brokerage firms will decide not to effect transactions in “penny stocks” and it is unlikely that any bank or financial institution will accept “penny stock” as collateral.

               Expenses of the Distribution

               We will bear all of the costs and expenses of registering under the Securities Act the sale of shares of common stock offered by this prospectus. Commissions and discounts, if any, attributable to the sales of the common stock will be borne by the selling stockholders.

               State Securities Laws

               To comply with the securities laws of various states, if applicable, sales of the common stock made in those states can only be made through registered or licensed brokers or dealers. In addition, some states do not allow the securities to be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with by us and the selling stockholders. We will obtain such registrations or qualifications as are reasonably requested by the selling stockholders.

DESCRIPTION OF SECURITIES TO BE REGISTERED

               We are registering shares of our common stock, par value $0.001. We have authorized 50,000,000 shares of common stock. The holders of our common stock:

•	have equal ratable rights to dividends from funds legally available therefore, when and if declared by our board of directors;

•	are entitled to share ratably in all of our assets available for distribution to holders of common stock upon liquidation, dissolution or winding up of our affairs;

•	do not have preemptive, subscription or conversion rights, or redemption or sinking fund provisions applicable thereto; and

•	are entitled to one non-cumulative vote per share, either in person or by proxy, on all matters on which stockholders may vote at all meetings of stockholders.

               Our certificate of incorporation and bylaws contain provisions, such as undesignated preferred stock and prohibitions on cumulative voting in the election of directors, which could make it more difficult for a third party to acquire us without the consent of our board of directors. Also, our bylaws provide for a staggered board. The staggered board protects directors of the classes not being elected in a proxy contest for control of the board and dilutes the ability of stockholders to influence corporate governance policies. These provisions may have the effect of preventing or hindering any attempts by our stockholders to replace our current management.

               Our board of directors also adopted a stockholder rights plan or “poison pill” in November 2002. The stockholder rights plan is intended to protect stockholder interests if we are confronted with coercive or unfair takeover practices. An acquirer who triggers the rights faces significant dilution of its interest in us. The stockholder rights plan may also impede a party seeking to acquire control of us.

LEGAL MATTERS

               The validity of the common stock offered hereby will be passed upon for us by Garvey Schubert Barer, Seattle, Washington, as our counsel in connection with this offering.

EXPERTS

               The financial statements incorporated in this prospectus by reference to our Annual Report on Form 10-KSB as of December 31, 2002 and for the year then ended, included in this prospectus, have been audited by Grant Thornton LLP, independent auditors, as stated in their report appearing herein.

INFORMATION WITH RESPECT TO THE REGISTRANT

               This prospectus is being delivered with a copy of our Form 10-KSB for the fiscal year ended December 31, 2002 and a copy of our quarterly report on Form 10-QSB for the quarterly period ended March 31, 2003.

INCORPORATION OF DOCUMENTS BY REFERENCE

               The SEC allows us to incorporate by reference the information we file with them. This means that we can disclose information to you by referring you to those documents. The documents that have been incorporated by reference are an important part of the prospectus, and you should review that information to understand the nature of any investment by you in the common stock. Information contained in this prospectus automatically updates and supersedes previously filed information. We are incorporating by reference the documents listed below:

•	our annual report on Form 10-KSB for the fiscal year ended December 31, 2002;

•	our quarterly report on Form 10-QSB for the quarterly periods ended March 31, 2003; and

•	our current reports on Form 8-K dated May 5, 2003, June 27, 2003 and August 8, 2003.

               A copy of our Form 10-KSB and our 10-QSB are included with this prospectus. If you would like an additional copy of either of these documents, or a copy of the other items referenced above, at no cost, please write or call us at:

SCOLR, Inc.
8340 — 154th Avenue NE
Redmond, Washington 98052-3864
Attention: Chief Financial Officer
Telephone: (425) 883-9518

               You should only rely upon the information included in or incorporated by reference into this prospectus or in any prospectus supplement that is delivered to you. We have not authorized anyone to provide you with additional or different information.

               The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock. You should not assume that the information included in or incorporated by reference into this prospectus or any prospectus supplement is accurate as of any date later than the date on the front of the prospectus or prospectus supplement.

               The selling stockholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted.

WHERE YOU CAN FIND MORE INFORMATION

               We file reports and other information with the U.S. Securities and Exchange Commission. You may read and copy any document that we file at the SEC’s public reference facilities at 450 Fifth Street N.W., Room 1024, Washington, D.C. 20549. Please call the SEC at 1-800-732-0330 for more information about its public reference facilities. Our SEC filings are also available to you free of charge at the SEC’s web site at http://www.sec.gov.

               This prospectus is a part of the registration statement that we filed on Form S-2 with the SEC. The registration statement contains more information about us and our common stock than this prospectus, including exhibits and schedules. You should refer to the registration statement for additional information about us and the common stock being offered in this prospectus. Statements that we make in this prospectus relating to any documents filed as an exhibit to the registration statement or any document incorporated by reference into the registration statement may not be complete and you should review the referenced document itself for a complete understanding of its terms.

DISCLOSURE OF COMMISSION POSITION ON
INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

               Our certificate of incorporation provides that our directors shall not be personally liable for breach of her or his fiduciary duty unless the breach involves: (i) the director’s duty of loyalty to us or our stockholders; (ii) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (iii) acts or omissions in respect of certain unlawful dividend payments or stock redemptions or repurchases; or (iv) any transaction from which such director derives improper personal benefit.

               The effect of this provision is to eliminate our rights and the rights of our stockholders through stockholders’ derivative suits on our behalf, to recover monetary damages against a director for breach of her or his fiduciary duty of care as a director including breaches resulting from negligent or grossly negligent behavior except in the situations described in clauses (i) through (iv) above. The limitations summarized above, however, do not affect our or our stockholders ability to seek non-monetary remedies, such as an injunction or rescission, against a director for breach of her or his fiduciary duty.

               Our bylaws require us to indemnify and hold harmless certain persons from personal liability incurred as a result of their position with us or certain other entities. This provision extends to our current and former directors and officers and persons serving other entities on our behalf. The provision requires us to indemnify such persons to the full extent authorized by the General Corporation Law.

               Section 145 of the General Corporation Law generally permits a company to indemnify an officer or director who was or is a party or is threatened to be made a party to any proceeding because of his or her position with the company. However, such indemnification is permitted only if the officer or director acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of such company and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

               We maintain a directors’ and officers’ liability insurance policy covering certain liabilities that may be incurred by our directors and officers in connection with the performance of their duties. The entire premium for such insurance is paid by us.

               Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act of 1933 and is therefore unenforceable.

PART II TO FORM S-2

INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

               The following table sets forth our estimated costs and expenses in connection with the offering other than commissions and discounts, if any. We will bear all of the costs set forth in the table.

Item	Company Expense

SEC registration fee	$1,624
Printing and engraving expenses	$15,000
Legal fees and expenses	$90,000
Accounting fees and expenses	$15,000
Miscellaneous	$5,000
Total	$126,624

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

               Our certificate of incorporation provides that our directors shall not be personally liable for breach of her or his fiduciary duty unless the breach involves: (i) the director’s duty of loyalty to us or our stockholders; (ii) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (iii) acts or omissions in respect of certain unlawful dividend payments or stock redemptions or repurchases; or (iv) any transaction from which such director derives improper personal benefit.

               The effect of this provision is to eliminate our rights and the rights of our stockholders through stockholders’ derivative suits on our behalf, to recover monetary damages against a director for breach of her or his fiduciary duty of care as a director including breaches resulting from negligent or grossly negligent behavior except in the situations described in clauses (i) through (iv) above. The limitations summarized above, however, do not affect our or our stockholders ability to seek non-monetary remedies, such as an injunction or rescission, against a director for breach of her or his fiduciary duty.

               Our bylaws require us to indemnify and hold harmless certain persons from personal liability incurred as a result of their position with us or certain other entities. This provision extends to our current and former directors and officers and persons serving other entities on our behalf. The provision requires us to indemnify such persons to the full extent authorized by the General Corporation Law.

               Section 145 of the General Corporation Law generally permits a company to indemnify an officer or director who was or is a party or is threatened to be made a party to any proceeding because of his or her position with the company. However, such indemnification is permitted only if the officer or director acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of such company and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

               We maintain a directors’ and officers’ liability insurance policy covering certain liabilities that may be incurred by our directors and officers in connection with the performance of their duties. The entire premium for such insurance is paid by us.

ITEM 16. EXHIBITS

Exhibit
Number	Notes	Description

4.1	(5)	SCOLR, Inc. Certificate of Incorporation, as amended

4.2	(4)	SCOLR, Inc. Bylaws, as amended

5.1	*	Form of Consent and Opinion of Garvey Schubert Barer

10.1	(9)	Form of Note Purchase Agreement, Subordinated Note and Warrant dated as of April 30, 2003

10.2	*	Form of 6.0% Convertible Note dated June 25, 2003

10.3	*	Form of Common Stock Purchase Warrant dated June 25, 2003

10.4	*	Convertible Note Purchase Agreement dated June 25, 2003

10.5	(6)	Promissory Note to Clyde Berg in the principal amount of $1 million together with related Security Agreement and Warrant Agreement dated September 30, 2002

10.6	(1)	Company 1995 Stock Option Plan, together with amendment No. 1 thereto

10.7	(10)	Amendment No. 2 to Company 1995 Stock Option Plan

10.8	*	Form of Incentive Stock Option Agreement

10.9	*	Form of Nonqualified Stock Option Agreement

10.10	(7)	Exclusive Patent License Agreement dated March 8, 2002, by and between Archer-Daniels-Midland Company and the Company

10.11	*	Research and Transfer Agreement dated September 11, 1998, by and among Temple University, Dr. Reza Fassihi, and the Company

Exhibit
Number	Notes	Description

10.12	*	License Agreement dated December 22, 1998, as amended, by and between Temple University and the Company

10.13	*	License Agreement dated September 6, 2000 , by and between Temple University and the Company

10.14	*	Master Research and Development Agreement dated May 1, 2001, by and between Temple University and the Company

10.15	*	Consulting Agreement dated December 22, 2000, by and between Dr. Reza Fassihi and the Company

10.16	*	Intellectual Property Assignment and Assumption Agreement dated May 24, 2001, by and between Dr. Reza Fassihi and the Company

10.17	*	License Agreement dated September 1, 2001, by and between Temple University and the Company

10.18	*	Intellectual Property Assignment and Assumption Agreement dated August 1, 2002, by and between Dr. Reza Fassihi and the Company

10.19	*	Additional Services Agreement dated August 7, 2002, by and between Dr. Reza Fassihi and the Company

10.20	(1)	Building Lease — 8340 154th Avenue NE, Redmond, WA (Corporate headquarters/ manufacturing facility)

10.21	(1)	Building Lease — 14810 NE 95th Street, Redmond, WA

10.22	(2)	Building Lease — 1400 and 1420 Overlook Drive, Lafayette, CO (Tableting, encapsulation, bottling plant and warehouse)

10.23	(3)	Building Lease — 9625 153rd Avenue NE, Redmond, WA (Manufacturing Facility)

10.24	*	Amendment to Building Lease — 9625 153rd Avenue NE, Redmond, WA

10.25	*	Building Lease — 3625 132nd Avenue SE, Bellevue, WA, dated April 15, 2003 (drug delivery lab)

10.26	(11)	Separation Agreement dated January 15, 2001, by and between William D. St. John and the Company

10.27	*	Employment Agreement dated July 2, 2003, by and between Stephen Turner and the Company

10.28	*	Separation Agreement dated August 7, 2003, by and between David T. Howard and the Company

10.29	*	Advisory Agreement dated August 7, 2003, by and between David T.

Exhibit
Number	Notes	Description

		Howard and the Company

10.30	(6)	Loan and Security Agreement dated April 30, 2002, by and between the Access Business Finance LLC and the Company

10.31	(8)	Second Amendment of Loan and Security Agreement dated May 1, 2003, by and between Access Business Finance LLC and the Company

13.1	(7)	Form 10-KSB for the year ended December 31, 2002

13.2	(8)	Form 10-QSB for the quarter ended March 31, 2003

23.1	*	Consent of Grant Thornton LLP, Independent Certified Public Accountants

23.2	*	Consent of Garvey Schubert Barer (included in Exhibit 5.1)

24.1	*	Power of Attorney of Randall L-W. Caudill

24.2	*	Power of Attorney of David T. Howard

24.3	*	Power of Attorney of Herbert L. Lucas

24.4	*	Power of Attorney of Daniel B. Ward

Notes

*          Included herewith.

(1)       Incorporated by reference to the Registration Statement on Form 10-SB (Registration Number 000-24693), filed with the SEC on July 27, 1998.

(2)        Incorporated by reference to Amendment No. 1 to the Registration Statement on Form 10-SB (Registration Number 000-24693), filed with the SEC on March 25, 1999.

(3)        Incorporated by reference to the Company’s Form 10-KSB for the fiscal year ended December 31, 2000.

(4)        Incorporated by reference to the Company’s Form 10-KSB for the fiscal year ended December 31, 2001.

(5)        Incorporated by reference to the Company’s Form 10-QSB for the quarterly period ending June 30, 2002.

(6)        Incorporated by reference to the Company’s Form 10-QSB for the quarterly period ending September 30, 2002.

(7)       Incorporated by reference to the Company’s Form 10-KSB for the fiscal year ended December 31, 2002.

(8)        Incorporated by reference to the Company’s Form 10-QSB for the quarterly period ending March 31, 2003.

(9)        Incorporated by reference to the Company’s current report on Form 8-K, filed with the SEC on May 5, 2003.

(10)        Incorporated by reference to the Registration Statement on Form S-8, filed with the SEC on June 28, 2000.

(11)        Incorporated by reference to the Company’s current report on Form 8-K, filed with the SEC on April 6, 2001.

ITEM 17. UNDERTAKINGS

The undersigned registrant hereby undertakes:

(1)          To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

               (i)     To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

               (ii)     To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

               (iii)     To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2)         That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)          To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

               The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report, to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of

1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Redmond, State of Washington, on August 11, 2003.

SCOLR, INC.

By:	/s/ Daniel O. Wilds

Daniel O. Wilds
President and Chief Executive Officer

               Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

By:	/s/ Daniel O. Wilds
		President, Chief Executive Officer	August 11, 2003
	Daniel O. Wilds	(Principal Executive Officer)
and Director

By:	/s/ Steven H. Moger
		Chief Financial Officer	August 12, 2003
	Steven H. Moger	(Principal Financial and
Accounting Officer)

By:	Randall L-W. Caudill*
		Director	August 12, 2003
Randall L-W. Caudill

By:	David T. Howard*
		Director	August 12, 2003
David T. Howard

By:	Herbert L. Lucas*
		Director	August 12, 2003
Herbert L. Lucas

By:	Daniel B. Ward*
		Director	August 12, 2003
Daniel B. Ward

*By:	/s/ Steven H. Moger
Steven H. Moger Attorney in fact

Exhibit Index

Exhibit
Number	Notes	Description

4.1	(5)	SCOLR, Inc. Certificate of Incorporation, as amended

4.2	(4)	SCOLR, Inc. Bylaws, as amended

5.1	*	Form of Consent and Opinion of Garvey Schubert Barer

10.1	(9)	Form of Note Purchase Agreement, Subordinated Note and Warrant dated as of April 30, 2003

10.2	*	Form of 6.0% Convertible Note dated June 25, 2003

10.3	*	Form of Common Stock Purchase Warrant dated June 25, 2003

10.4	*	Convertible Note Purchase Agreement dated June 25, 2003

10.5	(6)	Promissory Note to Clyde Berg in the principal amount of $1 million together with related Security Agreement and Warrant Agreement dated September 30, 2002

10.6	(1)	Company 1995 Stock Option Plan, together with amendment No. 1 thereto

10.7	(10)	Amendment No. 2 to Company 1995 Stock Option Plan

10.8	*	Form of Incentive Stock Option Agreement

10.9	*	Form of Nonqualified Stock Option Agreement

10.10	(7)	Exclusive Patent License Agreement dated March 8, 2002, by and between Archer-Daniels-Midland Company and the Company

10.11	*	Research and Transfer Agreement dated September 11, 1998, by and among Temple University, Dr. Reza Fassihi, and the Company

Exhibit
Number	Notes	Description

10.12	*	License Agreement dated December 22, 1998, as amended, by and between Temple University and the Company

10.13	*	License Agreement dated September 6, 2000 , by and between Temple University and the Company

10.14	*	Master Research and Development Agreement dated May 1, 2001, by and between Temple University and the Company

10.15	*	Consulting Agreement dated December 22, 2000, by and between Dr. Reza Fassihi and the Company

10.16	*	Intellectual Property Assignment and Assumption Agreement dated May 24, 2001, by and between Dr. Reza Fassihi and the Company

10.17	*	License Agreement dated September 1, 2001, by and between Temple University and the Company

10.18	*	Intellectual Property Assignment and Assumption Agreement dated August 1, 2002, by and between Dr. Reza Fassihi and the Company

10.19	*	Additional Services Agreement dated August 7, 2002, by and between Dr. Reza Fassihi and the Company

10.20	(1)	Building Lease — 8340 154th Avenue NE, Redmond, WA (Corporate headquarters/ manufacturing facility)

10.21	(1)	Building Lease — 14810 NE 95th Street, Redmond, WA

10.22	(2)	Building Lease — 1400 and 1420 Overlook Drive, Lafayette, CO (Tableting, encapsulation, bottling plant and warehouse)

10.23	(3)	Building Lease — 9625 153rd Avenue NE, Redmond, WA (Manufacturing Facility)

10.24	*	Amendment to Building Lease — 9625 153rd Avenue NE, Redmond, WA

10.25	*	Building Lease — 3625 132nd Avenue SE, Bellevue, WA, dated April 15, 2003 (drug delivery lab)

10.26	(11)	Separation Agreement dated January 15, 2001, by and between William D. St. John and the Company

10.27	*	Employment Agreement dated July 2, 2003, by and between Stephen Turner and the Company

10.28	*	Separation Agreement dated August 7, 2003, by and between David T. Howard and the Company

10.29	*	Advisory Agreement dated August 7, 2003, by and between David T.

Exhibit
Number	Notes	Description

		Howard and the Company

10.30	(6)	Loan and Security Agreement dated April 30, 2002, by and between the Access Business Finance LLC and the Company

10.31	(8)	Second Amendment of Loan and Security Agreement dated May 1, 2003, by and between Access Business Finance LLC and the Company

13.1	(7)	Form 10-KSB for the year ended December 31, 2002

13.2	(8)	Form 10-QSB for the quarter ended March 31, 2003

23.1	*	Consent of Grant Thornton LLP, Independent Certified Public Accountants

23.2	*	Consent of Garvey Schubert Barer (included in Exhibit 5.1)

24.1	*	Power of Attorney of Randall L-W. Caudill

24.2	*	Power of Attorney of David T. Howard

24.3	*	Power of Attorney of Herbert L. Lucas

24.4	*	Power of Attorney of Daniel B. Ward

Notes

*          Included herewith.

(1)       Incorporated by reference to the Registration Statement on Form 10-SB (Registration Number 000-24693), filed with the SEC on July 27, 1998.

(2)        Incorporated by reference to Amendment No. 1 to the Registration Statement on Form 10-SB (Registration Number 000-24693), filed with the SEC on March 25, 1999.

(3)        Incorporated by reference to the Company’s Form 10-KSB for the fiscal year ended December 31, 2000.

(4)        Incorporated by reference to the Company’s Form 10-KSB for the fiscal year ended December 31, 2001.

(5)        Incorporated by reference to the Company’s Form 10-QSB for the quarterly period ending June 30, 2002.

(6)        Incorporated by reference to the Company’s Form 10-QSB for the quarterly period ending September 30, 2002.

(7)       Incorporated by reference to the Company’s Form 10-KSB for the fiscal year ended December 31, 2002.

(8)        Incorporated by reference to the Company’s Form 10-QSB for the quarterly period ending March 31, 2003.

(9)        Incorporated by reference to the Company’s current report on Form 8-K, filed with the SEC on May 5, 2003.

(10)        Incorporated by reference to the Registration Statement on Form S-8, filed with the SEC on June 28, 2000.

(11)        Incorporated by reference to the Company’s current report on Form 8-K, filed with the SEC on April 6, 2001.